UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							September 26, 2005


Via U.S. Mail
James W. Owens
Chairman and CEO
Catepillar, Inc.
100 NE Adams Street
Peoria, IL 61629

RE:		Catepillar, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-00768

Dear Mr. Owens:

      We have reviewed the above filing and have the following comment. We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

We are aware of publicly available sources that report you have opened a sales and after-sales office in Tehran; you plan to pursue business opportunities in Iran; your vehicles will be distributed in
Iran; and you will sell construction machinery to Iranian companies.
Please briefly describe for us the nature and extent of any operations and customer relationships you have in Iran. Advise us whether your customers include or have included agencies of, or enterprises controlled by, the Iranian government. Advise us also whether, to the best of your knowledge, information and belief, any of your products sold or slated for sale to or in Iran, or any of their component parts, can be used for military purposes.

In view of the fact that Iran has been identified by the U.S.
State
Department as a state sponsor of terrorism, and is subject to OFAC-administered economic sanctions, please advise us of the materiality of your contacts in Iran, and give us your view as to whether those contacts constitute a material investment risk for your securityholders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202)
551-
3470 if you have any questions about the comment or our review.
								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
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James W. Owens
Catepillar, Inc.
September 26, 2005
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